Exhibit 99.1

ASML Announces 2005 Annual and Fourth Quarter Earnings,

Results and Bookings Project Strong Outlook

VELDHOVEN, the Netherlands, January 18, 2006 - ASML Holding NV (ASML) today announced 2005 annual and fourth quarter results according to US GAAP as follows:

•	2005 net sales of EUR 2,529 million and Q4 2005 net sales of EUR 548 million

2004: Net sales of EUR 2,465 million

Q3 2005: Net sales of EUR 533 million

•	2005 net profit of EUR 311 million or 12.3 percent of sales and Q4 2005 net profit of EUR 52 million or 9.4 percent of sales

2004: Net profit of EUR 235 million or 9.6 percent of sales

Q3 2005: Net profit of EUR 48 million or 9.0 percent of sales

•	Q4 2005 net bookings of 55 systems including 43 new systems and 12 refurbished systems

Q3 2005: Net bookings of 46 systems

•	Order backlog of 95 lithography systems valued at EUR 1,434 million as of December 31, 2005

Order backlog of 87 lithography systems valued at EUR 1,245 million as of September 25, 2005

“2005 was a year where our continued focus on execution paid off,” said Eric Meurice, president and CEO, ASML. “In spite of an overall semiconductor equipment market which decreased by nine percent in 2005, our sales increased by three percent year on year, while net profit improved by 32 percent to EUR 311 million. Net cash from operations in 2005 nearly tripled to EUR 711 million versus 2004. We reinforced our market position, as we gained 12 new customers in 2005, including our sixth customer in Japan. With 13 immersion systems delivered to date, 13 immersion orders already in our backlog, and 8 pending orders, we are increasing our technology lead in the race to meet customer needs for new generation semiconductor products.”

Operations Update

2005 net sales increased by three percent to EUR 2,529 million year-on-year, as the company shipped 156 new and 40 refurbished systems and generated revenue from field and service options of EUR 301 million.

In Q4 2005, ASML net sales of EUR 548 million increased by three percent, compared with the previous quarter but the level of shipments was better than anticipated in the company’s outlook of October 12, 2005 due to year-end customer short-term demand. In Q4 2005, ASML shipped 34 new and 13 refurbished systems, totaling sales of EUR 456 million, and generated revenue from field and service options of EUR 92 million. Net sales for Q3 2005 included the shipment of 28 new and 11 refurbished machines, totaling EUR 459 million, and revenue from field and service options of EUR 74 million.

The Q4 2005 average selling price (ASP) for a new system was EUR 12.5 million, compared with the Q3 2005 average selling price for a new system of EUR 15.0 million, due to a product mix that favored 248-nanometer wavelength (KrF) technology in Q4 2005, signaling a restart of capacity additions by customers. The Q4 2005 average selling price for all ASML systems sold was EUR 9.7 million, compared with the Q3 2005 average selling price of EUR 11.8 million.

Q4 2005 net bookings exceeded expectations with 55 systems valued at EUR 651 million, including 43 new systems with an average selling price for new systems of EUR 14.5 million and reflecting sustained strong memory and integrated device manufacturer (IDM) demand, as well as increased capacity demand from foundries and continued demand for immersion systems. ASML’s order backlog as of December 31, 2005 is valued at EUR 1,434 million, totaling 95 systems with an average selling price of EUR 15.1 million. For comparison, ASML’s backlog as of September 25, 2005 was valued at EUR 1,245 million, totaling 87 systems with an average selling price of EUR 14.3 million.

In 2005, ASML generated a net profit of EUR 311 million or EUR 0.64 per ordinary share, compared with a net profit in 2004 of EUR 235 million or EUR 0.49 per ordinary share. In Q4 2005, ASML generated a net profit of EUR 52 million or EUR 0.11 per ordinary share.

The company’s Q4 2005 gross margin was 37.3 percent, compared with the Q3 2005 gross margin of 37.0 percent. Net cash from operations was EUR 210 million in Q4 2005 and EUR 711 million for the whole year. ASML ended 2005 with EUR 1,905 million in cash and equivalents.

The company’s 2005 research and development (R&D) costs reached EUR 324 million net of credit, compared with 2004 R&D costs of EUR 282 million net of credit and excluding EUR 49 million for a one-time cross-license payment. Q4 2005 R&D costs were EUR 82 million net of credit, compared with Q3 2005 R&D costs of EUR 80 million net of credit.

The company’s 2005 selling, general and administrative (SG&A) expenses were EUR 201 million, compared with 2004 SG&A expenses of EUR 202 million. SG&A expenses were EUR 47 million in Q4 2005, compared with SG&A expenses of EUR 48 million in Q3 2005.

Outlook

“The significant 55 tool bookings in Q4 2005 confirm an overall semiconductor cycle upswing,” said Meurice. “We expect the trend to be sustained in Q1 2006, with bookings at least at the same level as that of Q4 2005 and Q1 2006 sales showing important growth versus the previous quarter. Q1 2006 will also serve as a springboard to our immersion development. Volume production ramp of our newest tool, the TWINSCAN™ XT:1700i, the industry’s only 1.2 numerical aperture (NA) immersion tool capable for the 45 nanometer node, will start in Q2 2006.”

The company expects to ship 48 systems in Q1 2006 with an average selling price of EUR 14.1 million for new systems and an average selling price for all systems of EUR 12.0 million; however, given market momentum, short-term demand for a few additional system shipments in Q1 2006 may materialize. The company expects a gross margin in Q1 2006 from 38 to 39 percent.

In view of current order demand for ASML immersion tools, the company is preparing for a number of shipments in 2006 which could exceed the range of 20 to 25 immersion systems.

We expect Q1 2006 R&D expenditures will increase to EUR 85 million, net of credit. When annualized, expected Q1 2006 R&D costs represent a spending level of EUR 340 million for 2006, net of credit, an increased R&D investment to strengthen ASML’s technology leadership and expand lithography growth.

SG&A expenses in Q1 2006 are expected to be EUR 51 million.

ASML expects to steadily improve its cash conversion cycle during 2006, although cash generation will reduce in H1 2006 because the company intends to employ additional cash to finance expected growth, prepare the industry’s first two Extreme Ultra Violet (EUV) tools for delivery, and make payments for 2006 preliminary and prior year tax liabilities.

As of Q4 2005, ASML has achieved its strategic target level of EUR 1 billion in net cash, which is comprised of total cash and equivalents minus convertible subordinated bonds. ASML will therefore prepare for a potential share buy back program to be executed, subject to whether the company decides during 2006 to make significant investments in acquisitions or additional activities. Further information will be disclosed in due course.

Proposal to Cancel Priority Shares

Currently, ASML has priority shares and ordinary shares outstanding. All outstanding priority shares are held by a foundation governed solely by members of the company’s Supervisory Board and Board of Management. ASML has decided to cancel its priority shares and dissolve the foundation. To do so, the company intends to amend its Articles of Association. The proposal for such amendment will be put on the agenda for the annual general meeting of shareholders (AGM) scheduled on March 23, 2006. More information on this subject will be sent to shareholders in due course.

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. For more information, visit the Web site at ASML.com

IFRS Financial Reporting

ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting standard generally accepted in the United States. Quarterly US GAAP statements of operations, statements of cash flows and balance sheets, and a reconciliation of net income and equity from US GAAP to IFRS are available on ASML.com

In addition to reporting financial figures in US GAAP, ASML also reports financial figures in IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of stock option plans and the accounting of existing convertible bonds. Quarterly IFRS statements of operations, statements of cash flows, balance sheets and a reconciliation of net income and equity from US GAAP to IFRS are available on ASML.com

Investor and Media Call

A conference call for investors and media will be hosted by CEO Eric Meurice and CFO Peter Wennink at 15:00 PM Central European Time / 09:00 AM Eastern U.S. time. Dial-in numbers are: in the Netherlands +31 20 531 5871 and the US +1 706 679 0473. Access is also via ASML.com to listen to the conference call.

A presentation about 2005 Annual and Q4 2005 results is available on ASML.com

A replay of the Investor and Media Call will be available on ASML.com until February 20, 2006.

Forward Looking Statements

"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.